Bachoco Announces Market Maker Contract

CELAYA, Mexico, Jan. 24, 2011 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. announced today it has signed a Market Maker contract with ACCIVAL. This six-month contract will become effective as of today, January 24, 2011, and has the option to be renewed at the end of the period.

With this action, the Company seeks to increase the liquidity of its shares in the Mexican Market.

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 800 facilities currently organized in nine complexes throughout the country. Bachoco's main business lines are chicken, eggs, and balanced feed. The Company's headquarters are based in Celaya, Guanajuato, Mexico. Its securities are listed on the BMV (Bachoco) and on the NYSE (IBA). For more information, please visit Bachoco's website at http://www.bachoco.com.mx or contact our IR department at +52(461)618 3555 or Inversionistas@bachoco.net ..

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico, and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

CONTACT:  Claudia Cabrera, +011-52-461-618-3555, claudia.cabrera@bachoco.net